Filed Pursuant to Rule 425(b)
Lake Area Ethanol, LLC
File. No. 333-66552

July 20, 2002

Dear Shareholder:

        Enclosed you will find a prospectus regarding the proposed change of Lake Area Corn Processors Cooperative, a 521 tax-exempt cooperative, to Lake Area Ethanol, LLC, a limited liability company. Please take time to read the prospectus regarding the reorganization before deciding how to vote on the transaction. It contains information that is important to you as a shareholder. You may view additional information and documents referenced in the prospectus relating to LACP and the reorganization for free at the SEC's website or by requesting copies from LACP.

        You are cordially invited to attend a special meeting to be held at the Dakota Prairie Playhouse, 1205 North Washington, Madison, South Dakota, on Tuesday, August 20, 2002 at 1:00 pm. Registration begins at 12:00 pm. At this meeting we are asking you to vote on the adoption of the plan of reorganization which has been approved by the Board of Directors. Seventy-Five percent (75%) of all ballots received must be cast "For" in order to approve the reorganization. If you attend the special meeting, you will need to bring your official ballot with you. No ballots will be provided at the meeting.

        If you are unable to attend the special meeting, you may still vote by marking the enclosed ballot and returning it in the enclosed self-addressed postage paid envelope. Please allow plenty of time for mailing because only ballots received at LACP's office in Wentworth by noon on August 20, 2002 will be included in the vote.

        The Board of Directors of Lake Area Corn Processors Cooperative unanimously recommends that you vote "For" the adoption of the proposed Plan of Reorganization on the enclosed ballot. The reasons for the Board of Directors supporting the reorganization are found on pages 19-20 of the Information Statement/Prospectus. The reasons are:

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  Because approximately half of the Cooperative's income is expected to be generated from corn purchased on the open market and not from the shareholders of the Cooperative, there is a risk that a large portion of the income could be reclassified as non-patronage income and, thus, taxed at the entity level before distribution to shareholders.

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  Shareholders of a cooperative are required to pay self-employment taxes on the cooperative's patronage dividends. While the IRS has not published authoritative rules determining whether a member of a limited liability company is exempt from self-employment taxes with respect to the member's share of company income, our tax counsel believes that the new LLC members would generally not be subject to self-employment taxes.

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  The limited liability company form permits an expanded universe of potential investors with membership not limited to producers.

        If you have any questions regarding the transaction, you may contact Alan May, Membership Coordinator, at (605) 483-2676. Due to the important nature, and high percentage needed to pass the adoption of the plan of reorganization, we encourage all shareholders to vote.

Sincerely,

Lake Area Corn Processors Cooperative

/s/ Gregory Van Zanten

Gregory Van Zanten
President

Enclosures